UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Momo Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

60879B107**

(CUSIP Number)

Yan Tang

Sichuan Zhang

Gallant Future Holdings Limited

c/o 20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

+86-10 5731-0567

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040, China +86 21 6193-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 4 solely for, and only to the extent that it relates to, Yan Tang (“Mr. Tang”), Sichuan Zhang (“Ms. Zhang”) and Gallant Future Holdings Limited (“Gallant Future”, together with Mr. Tang and Ms. Zhang, the “Management Reporting Persons”) to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on behalf of each of Mr. Tang, Ms. Zhang, Gallant Future, Matrix Partners China II Hong Kong Limited (“Matrix HK”), Matrix Partners China II, L.P. (“Matrix China II”), Matrix Partners China II-A, L.P. (“Matrix China II-A”), Matrix China Management II, L.P. (“Matrix Management”), Matrix China II GP GP, Ltd. (“Matrix GP”, together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the “Matrix Funds”) and Yibo Shao (“Mr. Shao”) on July 6, 2015, as amended by Amendment No. 1 filed on April 6, 2016 and Amendment No. 2 filed on August 23, 2016 on behalf of Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds, Mr. Shao, Rich Moon Limited, Yunfeng Fund II, L.P., Yunfeng Moon Co-invest, L.P., Yunfeng Investment II, L.P., Yunfeng Moon Co-Invest GP, Ltd., Yunfeng Investment GP II, Ltd. and Feng Yu, and as further amended by Amendment No.3 filed on April 26, 2017 on behalf of the Management Reporting Persons (the “Original Filing”), in each case with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Momo Inc., a Cayman Islands company (the “Company”).
**	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879B107

1	NAMES OF REPORTING PERSONS Yan Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,451,426 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,451,426 Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,451,426 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%(2) (representing 73.7% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 85,886,370 Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) held of record by Gallant Future Holdings Limited, a company wholly owned and controlled by a family trust controlled by Mr. Tang, (ii) 4,727,556 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after May 17, 2017, and (ii) 837,500 Class A Ordinary Shares that Ms. Sichuan Zhang, the wife of Mr. Tang, has the right to acquire upon exercise of options within 60 days after May 17, 2017.

(2)	The calculation is based on 394,312,495 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B107

1	NAMES OF REPORTING PERSONS Sichuan Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,451,426 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,451,426 Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,451,426 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%(2) (representing 73.7% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 85,886,370 Class B Ordinary Shares held of record by Gallant Future Holdings Limited, a company wholly owned and controlled by a family trust controlled by Mr. Yan Tang, the husband of Ms. Zhang, (ii) 4,727,556 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after May 17, 2017, and (ii) 837,500 Class A Ordinary Shares that Ms. Zhang has the right to acquire upon exercise of options within 60 days after May 17, 2017.

(2)	The calculation is based on 394,312,495 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B107

1	NAMES OF REPORTING PERSONS Gallant Future Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,886,370 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,886,370 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,886,370 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%(2) (representing 73.6% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 85,886,370 Class B Ordinary Shares held of record by Gallant Future Holdings Limited.
(2)	The calculation is based on 394,312,495 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

Explanatory Note

This statement on Schedule 13D amends and supplements the Original Filing solely for, and only to the extent that it relates to, the Mangement Reporting Persons. This statement does not modify any of the information previously reported on the Original Filing or any of the information reported by any Reporting Persons (as defined in the Original Filing) other than the Management Reporting Persons.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing.

Item 2. Identity and Background.

Solely on behalf of, and only to the extent that it relates to, the Management Reporting Persons, Item 2(a)–(c) and (f) of the Original Filing is hereby amended and restated as follows:

(a)–(c), (f) This statement on Schedule 13D is being filed jointly by the Management Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

Except as otherwise stated herein, each Management Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Management Reporting Person or by any other Reporting Persons (as defined in the Original Filing) that is not a Management Reporting Person.

The agreement among the Management Reporting Persons relating to the joint filing is filed herewith as Exhibit A. Information with respect to each of the Management Reporting Persons is given solely by such Management Reporting Person, and no Management Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Management Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Tang is the co-founder, chairman of board of directors and chief executive officer of the Company. Ms. Zhang is a director of the Company, and the wife of Mr. Tang. Each of Mr. Tang and Ms. Zhang is a PRC citizen. Gallant Future is principally an investment holding vehicle. Gallant Future is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by a family trust controlled by Mr. Tang. The principal business address of each of Mr. Tang, Ms. Zhang and Gallant Future is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Gallant Future are set forth on Schedule A hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Solely on behalf of, and only to the extent that it relates to, the Management Reporting Persons, Item 5(a)–(b) and (c) of the Original Filing is hereby amended and stated as follows:

(a)–(b)  The responses of each Management Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Management Reporting Person is based on 394,312,495 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares. Except as otherwise stated herein, each Management Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Management Reporting Person or by any other Reporting Persons (as defined in the Original Filing) that is not a Management Reporting Person.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Except as disclosed in this statement on Schedule 13D, none of the Management Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement on Schedule 13D, none of the Management Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Gallant Future engaged in the following open-market transactions with respect to the Issuer’s Ordinary Shares during the last 60 days:

Transaction Date	Number of ADSs	Price per ADS	Type of Transaction
April 17, 2017	173,600	$38.0483	Sale
April 18, 2017	173,600	$36.9512	Sale
April 19, 2017	173,600	$37.3354	Sale
April 20, 2017	173,600	$37.9868	Sale
April 21, 2017	173,600	$38.0500	Sale
April 24, 2017	173,600	$38.2197	Sale
April 25, 2017	173,600	$38.2936	Sale
April 26, 2017	173,600	$36.8973	Sale
April 27, 2017	173,600	$38.2697	Sale
April 28, 2017	173,600	$37.8420	Sale
May 1, 2017	173,600	$39.4608	Sale
May 2, 2017	173,600	$39.7104	Sale
May 3, 2017	173,600	$38.1952	Sale
May 4, 2017	173,600	$38.6033	Sale
May 5, 2017	173,600	$38.7951	Sale
May 8, 2017	173,600	$38.6466	Sale
May 9, 2017	173,600	$38.7039	Sale
May 10, 2017	173,600	$38.0579	Sale
May 11, 2017	173,600	$38.1345	Sale
May 12, 2017	173,600	$40.1268	Sale
May 15, 2017	176,000	$40.1759	Sale
May 16, 2017	176,000	$43.2209	Sale
May 17, 2017	176,000	$40.9821	Sale

Other than the foregoing, none of the Management Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement dated April 26, 2017 by and among the Management Reporting Persons.

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2017

Yan Tang	By:	/s/ Yan Tang

Sichuan Zhang	By:	/s/ Sichuan Zhang

Gallant Future Holdings Limited	By:	/s/ Yan Tang
		Name:	Yan Tang
		Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Gallant Future Holdings Limited

The business address of each of the following individuals is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

Directors:

Name	Country of Citizenship
Yan Tang	The People’s Republic of China

Executive Officers:

None